FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2013

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

OTHER NEWS

Subject- Appointment of CFO

IBN
ICICI Bank Limited (the ‘Company’) Report on Form 6-K

The Bank has informed the domestic stock exchanges where it is listed viz, Bombay Stock Exchange Limited (BSE) and National Stock Exchange of India Limited (NSE) that Mr. Rakesh Jha, Deputy Chief Financial Officer has been designated as Chief Financial Officer of ICICI Bank. Mr. N. S. Kannan who was designated as Executive Director & Chief Financial Officer will continue to be Executive Director of ICICI Bank and Mr. Rakesh Jha will continue to report to Mr. N. S. Kannan. The appointment has been made in accordance with the requirements of the listing agreement and after approval of the Audit Committee at its meeting held on 24th October 2013 and due confirmation by the Board of the Bank at its meeting held on 25th October 2013.

Table of Contents

Item

1.	Other news

Item 1

OTHER NEWS

Subject - Appointment of CFO

IBN
ICICI Bank Limited (the ‘Company’) Report on Form 6-K

The Bank has informed the domestic stock exchanges where it is listed viz, Bombay Stock Exchange Limited (BSE) and National Stock Exchange of India Limited (NSE) that Mr. Rakesh Jha, Deputy Chief Financial Officer has been designated as Chief Financial Officer of ICICI Bank. Mr. N. S. Kannan who was designated as Executive Director & Chief Financial Officer will continue to be Executive Director of ICICI Bank and Mr. Rakesh Jha will continue to report to Mr. N. S. Kannan. The appointment has been made in accordance with the requirements of the listing agreement and after approval of the Audit Committee at its meeting held on 24th October 2013 and due confirmation by the Board of the Bank at its meeting held on 25th October 2013.

ICICI Bank Limited
ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel. (91-22) 2653 1414 Fax. (91-22) 2653 1122 Website www.icicibank.com	Regd. Office: "Landmark", Race Course Circle, Vadodara 390007, India.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	October 25, 2013	By:	/s/ Shanthi Venkatesan
			Name:	Shanthi Venkatesan
			Title:	Deputy General Manager